UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 21 February, 2022

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 21 February 2022: Interim results announcement for the six months ended 31 December 2021 – short-form

Sasol Limited (Incorporated in the Republic of South Africa)

(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817 ("Sasol" or "the Company")

Short-form announcement

Interim results announcement for the six months ended 31 December 2021

Earnings performance

Earnings before interest and tax (EBIT) was R24,3 billion, an increase of 12% compared to the prior period. This performance was underpinned by a strong macroeconomic environment with higher crude oil prices, refining margins and chemicals prices coupled with increased demand, negated by lower production volumes due to operational challenges at our Secunda Operations (SO).

Earnings were impacted mainly by the following non-cash adjustments:

• Reversal of impairments of R1,4 billion mainly due to a higher price outlook on the back of a sustained increase in demand for alcohols into the personal hygiene market during and post the COVID-19 pandemic;

• R4,9 billion gain on the realisation of the foreign currency translation reserve (FCTR), on the divestment of our Canadian shale gas assets;

• Losses of R0,1 billion on the translation of monetary assets and liabilities due to a 3% weakening of the closing rand/US dollar exchange rate compared to 30 June 2021; and

• Losses of R5,3 billion on the valuation of financial instruments and derivative contracts.

Key metrics	Half year 31 Dec 2021	Half year 31 Dec 2020	Change %
EBIT (R million)	**24 309**	21 650	12
Adjusted EBITDA[1] (R million)	**31 803**	18 608	71
Headline earnings (R million)	**9 499**	11 858	(20)
Basic earnings per share (Rand)	**23,98**	23,41	2
Headline earnings per share (Rand)	**15,21**	19,16	(21)
Core headline earnings per share[2] (Rand)	**22,52**	7,86	>100
Dividend per share (Rand)			
- Interim (Rand)	-	-	-
- Final (Rand)	-	-	-

1 Adjusted EBITDA is calculated by adjusting EBIT for depreciation, amortisation, share-based payments, remeasurement items, change in discount rates of environmental provisions, all unrealised translation gains and losses, and all unrealised gains and losses on our derivatives and hedging activities. We believe Adjusted EBITDA is a useful measure of the Group's underlying cash flow performance. However, this is not a defined term under IFRS and may not be comparable with similarly titled measures reported by other companies. (Adjusted EBITDA constitutes pro forma financial information in terms of the JSE Limited Listings Requirements and should be read in conjunction with the basis of preparation and pro forma financial information notes as set out in the full set of reviewed interim financial results.)

2 Core HEPS is calculated by adjusting headline earnings per share with non-recurring items, earnings losses of significant capital projects (exceeding R4 billion) which have reached beneficial operation and are still ramping up, all translation gains and losses (realised and unrealised), all gains and losses on our derivatives and hedging activities (realised and unrealised), and share-based payments on implementation of B-BBEE transactions. Adjustments in relation to the valuation of our derivatives at period end are to remove volatility from earnings as these instruments are valued using forward curves and other market factors at the reporting date and could vary from period to period. We believe core headline earnings are a useful measure of the Group's sustainable operating performance. (Core HEPS constitutes pro forma financial information in terms of the JSE Limited Listings Requirements and should be read in conjunction with the basis of preparation and pro forma financial information notes as set out in the full set of reviewed interim financial results.)

Turnover			EBIT/(LBIT)	
Half year 31 Dec 20 R million	Half year 31 Dec 21 R million		Half year 31 Dec 21 R million	Half year 31 Dec 20 R million
		Energy business		
10 807	**11 872**	Mining	**2 026**	1 732
6 280	**5 683**	Gas	**7 619**	4 155
27 151	**41 439**	Fuels	**5 730**	1 457
		Chemicals business		
28 312	**30 819**	Africa	**10 567**	5 283
12 070	**18 133**	America	**1 396**	(837)
21 205	**26 087**	Eurasia	**2 346**	1 538
6	**32**	**Corporate Centre**	**(5 375)**	8 322
105 831	**134 065**	**Group performance**	**24 309**	21 650
(13 863)	**(14 154)**	Intersegmental turnover		
91 968	**119 911**	**External turnover**		

Net asset value	Half year 31 Dec 2021	Full year 30 Jun 2021	Change %
Total assets (R million)	394 156	360 743	9
Total liabilities (R million)	221 583	208 272	(6)
Total equity (R million)	**172 573**	**152 471**	**13**

Balance sheet management

Cash generated by operating activities increased by 73% to R20,3 billion compared to the prior period. Actual capital expenditure amounted to R10,4 billion compared to R7,5 billion during the prior period. The higher capital expenditure is due largely to the absence of a phased shutdown at SO in the prior period and increased sustenance capital expenditure in the current period.

Our net debt to EBITDA ratio at 31 December 2021, based on the revolving credit facility (RCF) and US dollar term loan covenant definition, was 1,3 times, significantly below the threshold level of 3 times. Sasol is committed to continue with its efforts to reduce leverage and absolute debt levels.

At 31 December 2021, our total debt was R109,2 billion compared to R102,9 billion at 30 June 2021. During this reporting period we repaid a portion of the RCF, however the weakened closing Rand/US Dollar exchange rate had a translation effect of R11,7 billion on our debt.

Gearing has reduced to 59,1% at 31 December 2021 from 61,5% at 30 June 2021. This is mainly due to stronger cash earnings generation, offset by the weaker closing exchange rate.

As at 31 December 2021, our liquidity headroom was R91 billion (US$5,7 billion), well above our outlook to maintain liquidity in excess of US$1 billion. We will repay the outstanding debt on the Commercial Paper (R2,2 billion) and a US$1 billion bond (R16 billion) in August 2022 and November 2022 respectively.

In line with our financial risk management framework, we continue to make good progress with hedging our foreign currency, crude oil and ethane exposure. We have been successful in hedging our total exposure for 2022 and we are making good progress with hedging our 2023 exposure, which increases the certainty of future cash flows and mitigates downside risk to enable our Future Sasol strategy. For further details of our open hedge positions we refer you to our Analyst Book (www.sasol.com).

Dividend

The restoration of dividends is a key priority, however, in the context of the high level of macroeconomic uncertainty the Board believes it is prudent not to declare an interim dividend at this stage. This is in line with the capital allocation framework and dividend triggers which were communicated at our Capital Markets Day in September 2021.

Director changes

Mr Z M Mkhize and Mr P J Robertson retired as non-executive directors of Sasol Limited at the end of the annual general meeting held on 19 November 2021.

Management changes: Appointment of Executive Vice Presidents for Mining and Energy Operations

The board also approved the appointment of Mr Riaan Rademan as Executive Vice President (EVP) for Mining and as a member of the Group Executive Committee, effective 9 March 2022. Riaan's mandate is to lead mining through its current challenges and position the business over the coming months for enhanced and sustainable productivity, prioritising safety in our operations.

Riaan re-joins Sasol from Foskor (Pty) Ltd where he has been the President and Chief Executive Officer since 1 July 2019 and led a successful business turnaround programme. He previously had a 36-year career with Sasol up to 30 September 2017. During his tenure with the company he held executive accountability for several key businesses and functions, including mining and exploration and production, shared services, information management, procurement, and supply chain.

In addition, our EVP Energy Operations, Mr Bernard Klingenberg nears retirement later this year and a suitable internal successor was identified. Mr Simon Baloyi will be appointed as the EVP Energy Operations, effective 1 April 2022. He holds masters degrees in chemical engineering and engineering management, and has more than 20 years' experience across the Sasol South African value chains.

Mr Grobler, Sasol's President and CEO said: "I am confident that these executive changes will strengthen the business and support our drive to further embed safety and operational discipline across the portfolio. I would also like to thank Mr Bernard Klingenberg for his contribution and leadership during his 36 year tenure at Sasol and we will pay tribute to him nearer to his retirement."

Short-form statement

This announcement is the responsibility of the directors. The information in this short-form announcement, including the financial information on which the outlook is based, has not been reviewed and reported on by Sasol Limited's external auditors.

Sasol's independent auditor, PricewaterhouseCoopers Incorporated (PwC), reported a reportable irregularity (RI), but has concluded that it is no longer continuing and has expressed an unmodified review opinion on the condensed consolidated interim financial statements for the six months ended 31 December 2021. The RI had no impact on the interim financial results for the period. The RI pertained to energy production volume forecasts and further details on the RI can be found in the full announcement.

Financial figures in this announcement have been correctly extracted from the reviewed interim financial results. This announcement does not include the information required pursuant to paragraph 16A(j) of IAS 34 'Interim Financial Reporting. It is only a summary of the information contained in the full announcement and does not contain full or complete details. Any investment decision should also take into consideration the information contained in the full announcement, published on SENS on 21 February 2022, via the JSE link. The full announcement and the reviewed interim financial results will be available on the Company's website at
https://www.sasol.com/investor-centre/financial-reporting/financial-reports-2022.

The pre-recorded presentation will be available on the following link:
https://www.corpcam.com/Sasol21022022

Copies of the full announcement and the reviewed interim financial results may also be requested from the office of the Chief Investor Relations Officer, investor.relations@sasol.com or +27 10 344 9280.

The JSE link is as follows:
https://senspdf.jse.co.za/documents/2022/JSE/ISSE/SOL/HY22Result.pdf

The President and Chief Executive Officer and Chief Financial Officer will host a conference call on Monday, 21 February 2022 via webcast at 15h00 (SA) to discuss the results and give an update of the business.

Live conference call link:
https://www.corpcam.com/Sasol21022022Q

SENS issue: 21 February 2022

Sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

Disclaimer - Forward-looking statements

Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, the impact of the novel coronavirus (COVID-19) pandemic, and measures taken in response, on Sasol's business, results of operations, markets, employees, financial condition and liquidity; the effectiveness of any actions taken by Sasol to address or limit any impact of COVID-19 on its business; the capital cost of our projects and the timing of project milestones; our ability to obtain financing to meet the funding requirements of our capital investment programme, as well as to fund our ongoing business activities and to pay dividends; statements regarding our future results of operations and financial condition, and regarding future economic performance including cost containment, cash conservation programmes and business optimisation initiatives; recent and proposed accounting pronouncements and their impact on our future results of operations and financial condition; our business strategy, performance outlook, plans, objectives or goals; statements regarding future competition, volume growth and changes in market share in the industries and markets for our products; our existing or anticipated investments, acquisitions of new businesses or the disposal of existing businesses, including estimates or projection of internal rates of return and future profitability; our estimated oil, gas and coal reserves; the probable future outcome of litigation, legislative, regulatory and fiscal developments, including statements regarding our ability to comply with future laws and regulations; future fluctuations in refining margins and crude oil, natural gas and petroleum and chemical product prices; the demand, pricing and cyclicality of oil, gas and petrochemical product prices; changes in the fuel and gas pricing mechanisms in South Africa and their effects on prices, our operating results and profitability; statements regarding future fluctuations in exchange and interest rates and changes in credit ratings; total shareholder return; our current or future products and anticipated customer demand for these products; assumptions relating to macroeconomics; climate change impacts and our climate change strategies, our development of sustainability within our Energy and Chemicals Businesses, our energy efficiency improvement, carbon and GHG emission reduction targets, our net zero carbon emissions ambition and future low-carbon initiatives, including relating to green hydrogen and sustainable aviation fuel; our estimated carbon tax liability; cyber security; and statements of assumptions underlying such statements. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour", "target", "forecast" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 22 September 2021 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider foregoing factors and other uncertainties and events, and you should not place undue reliance on forward-looking statements. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Please note: One billion is defined as one thousand million, bbl – barrel, bscf – billion standard cubic feet, mmscf – million standard cubic feet, oil references brent crude, mmboe – million barrels oil equivalent. All references to years refer to the financial year ended 30 June. Any reference to a calendar year is prefaced by the word "calendar".

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 21 February 2022

By: /sgd/M du Toit

Name: M du Toit

Title: Group Company Secretary